2023 REPORT

Thrivelab



LETTER   REPORT CARD   FINANCIALS   THANKS   DETAILS   SAY HELLO

Dear investors,

We're really proud of the team's accomplishments this year. One year ago, we were only a hormone health company with cash pay. Today we are offering virtual primary care, nutrition counseling and mental health on top of our industry leading hormone health platform. We also launched insured services with some of the largest payers in country including United Health, Aetna, Cigna and Blue Cross. We greatly appreciate your support and confidence and look forward to continuing our success in 2024.

We need your help!

We're aiming to build out our B2B relationships with partners that can provide access to thousands of customers. This can include employers seeking hormone related services for their employees or could include wellness companies in the exercise, food or mental health areas. Investors afflicted by our target symptoms should try the service and give us your honest feedback. What are we doing well and where can we improve. If you love the service, promote it to your friends and family.

Sincerely,

Joshua Host

CEO, Co-Founder, Board Member

Dushan Batrovic

Dushan Batrovic

CFO

How did we do this year?



REPORT CARD

B+

☺ The Good	☹ The Bad
We more than tripled our revenues to over $5 million in 2023	We were targeting profitability by year end and we didn't quite make it
We reduced our monthly cash burn by about 80%	Customer adoption of our new adjacent services in mental health and nutrition has been a bit slower than expected
We launched insurance with some of the largest payers in the country	It takes a long time to start receiving collections from insurance payers

2023 At a Glance

January 1 to December 31



$5,370,196 +193%
Revenue

-$2,533,143
Net Loss

$4,928,287 +704%
Short Term Debt



$8,107,816
Raised in 2023



$32,022
Cash on Hand
As of 08/14/24



● Revenues   ● Profit

$1,832,582	$5,370,196	
-$3,504,170	-$2,533,143	
2022	**2023**	

Net Margin: -47%   Gross Margin: 60%   Return on Assets: -1,370%   Earnings per Share: -$652.70

Revenue per Employee: $383,585   Cash to Assets: 31%   Revenue to Receivables: 128,874   Debt Ratio: 2,666%

📄 Reviewed_FS_2022_and_2021_ThriveLab.pdf   📄 Reviewed_FS_2021_and_2020_TL__2_.pdf

📄 Final_Thrive_Lab_2023_Independent_CPA_Review_Report__1_.pdf

We ❤️ Our 83 Investors

Thank You For Believing In Us

Eric Warner	Grigore B. Hreniuc	Mirko Turrina	Dolores Terry	Bimisa Augustin	Christine Nogales
Alina Yan	Nelson Cruz	Koby Conrad	Victor Cachia	Hatem Rowaihy	Ken Wentworth
Ryan Jones	Michele Postol	Samantha Casco	Rachel Recore	Oni Sai	Heather Hill
Astrida Valigorsky	Stephen Mitchell	Lori Gilbert Lee	Katie Jo Dixon	Joe Nazarian	Ben Esque
Enrique Sánchez	Adrian Holmes	Dana Easterling	Shauna Mauro	Josh Balaban	Vaill D'Angelo
James Varaksin	Kevin King	Joshua Host	Deen A	Hugo Groening	Abram Dashner
Nicolle Profenno	Anthony J Stanganelli	Amanda Woodlee	Mario Castillo-Jason	Brittany Meeker	Ginger Walker
Megan Blanda	Charles Sellman	Louisa Simons	Callie Morgan	Ritankar Das	Ron Graham
Rewati Gautam	Chris Beerman	Rathan Reddy	Chanel Paresa Daluddung	Lisa Simmons	Kelly Hill
Hwa Y Barr	Nayan Patel	Beverly Looney	Bradley Waldrop	Richard Armstrong	John P Bird
Patty Landry	Kirk Cassel	Santa Margarita Rodriguez	D Con	Tracey Viator	Megan Spears
Maureen Fakinos	Kirk Scott	Alex Michel	Daniel Wulff	Anthony Paumier	Robert Knox

Thank You!

From the Thrivelab Team



Joshua Host [in]

CEO, Co-Founder, Board Member

Joshua Host is a mission driven founder that has created over $200 million in enterprise value and exits. Josh is a servant leader dedicated to scaling purpose built teams with...



Dr. Nayan Patel [in]

Chief Clinical Officer, Co-Founder

Dr. Nayan Patel is an internationally-recognized scientist, consultant, and lecturer on regenerative medicine. Dr. Patel has served over 250k patients with hormone health plan...



Rahula Kochar [in]

Chief Technology Officer, Co-Founder

Rahula Kochar has two decades of experience building award-winning healthcare technology platforms to improve patient outcomes.



Dr. Ryan Jones

Chief Medical Director, Co-Founder

Dr. Ryan Jones completed his medical education at UT Southwestern Medical School and subsequently focused his...



Dushan Batrovic

Chief Financial Officer

A founder, investor and CFO with over 20 years of tech company experience. Engineering degree, MBA and...

Details

The Board of Directors

Director	Occupation	Joined
Joshua Host	CEO @ Thrivelab	2020

Officers

Officer	Title	Joined
Joshua Host	President CEO	2021
Dr. Nayan Patel	Chief Scientific Officer	2022
Rahula Kochar	Chief Technology Officer	2022
Dushan Batrovic	CFO	2023

Voting Power ❓

Holder	Securities Held	Voting Power
Joshua Host	2,287 Common	68.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
10/2021	$1,000,000		Section 4(a)(2)
06/2022	$110,000		Other
03/2023	$3,550,463		Section 4(a)(2)
04/2023	$200,000		Other
04/2023	$200,000		Other
05/2023	$106,890		4(a)(6)
06/2023	$500,000	Common Stock	Other
06/2023	$3,550,463		Other

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
10/12/2021	$1,000,000 ❓	12.0%	20.0%	$5,000,000	10/12/2024 ❓
06/16/2023	$3,550,463 ❓	12.0%	0.0%	None	06/16/2025 ❓

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
CFT Clear Finance	06/08/2022	$110,000	$74,874 ❓	20.0%	03/31/2024	
Discover Labs	03/31/2023	$3,550,463	$0 ❓	10.0%	06/30/2023	
Global Merchant Cash	04/12/2023	$200,000	$0 ❓	52.0%	08/23/2024	
Bluevine Capital Inc.	04/24/2023	$200,000	$60,000 ❓	31.0%	05/29/2024	

Related Party Transactions

Name	Joshua Host
Amount Invested	$3,550,463
Transaction type	Convertible Note
Issued	06/16/2023
Interest	12.0 per annum
Discount rate	0.0
Maturity	06/16/2025
Valuation cap	None
Relationship	Founder and CEO

This shareholder loan was used to retire all previous debt. The loan will convert into this pref share round.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	10,000	3,881	Yes

Warrants: 182
Options: 210

Form C Risks:

If we are unable to expand the scope of our offerings, including the number and type of products and services that we offer, the number and quality of healthcare providers serving our customers and the number and types of conditions capable of being treated through our platform, our business, financial condition and results of operations may be materially and adversely affected.

Competitive platforms or other technological breakthroughs for the monitoring, treatment or prevention of medical conditions may adversely affect demand for our offerings.

We operate in highly competitive markets and face competition from large, well-established healthcare providers and more traditional retailers and pharmaceutical providers with significant resources, and, as a result, we may not be able to compete effectively.

Our brand is integral to our success. If we fail to effectively maintain, promote, and enhance our brand in a cost-effective manner, our business and competitive advantage may be harmed.

If we are unable to attract and retain high quality healthcare providers for our customers, our business, financial condition and results of operations may be materially and adversely affected.

The activities and quality of healthcare providers treating our customers, including potentially unethical or illegal practices, could damage our brand, subject us to liability, and harm our business and financial results.

Any failure to offer high-quality support may adversely affect our relationships with customers and healthcare providers, and in turn our business, financial condition, and results of operations.

Our business could be adversely affected if healthcare providers were classified as employees of the Affiliated Medical Groups instead of independent contractors.

Economic uncertainty or downturns, particularly as it impacts particular industries, could adversely affect our business and results of operations.

The COVID-19 pandemic has increased interest in and customer use of telehealth solutions, including our platform, and we cannot guarantee that this increased interest will continue after the pandemic.

We depend on a number of other companies to perform functions critical to our ability to operate our platform, generate revenue from customers, and to perform many of the related functions.

Our pharmacy business will subject us to regulations in addition to those we face with our core telehealth business.

Our success depends on the continuing and collaborative efforts of our management team, and our business may be severely disrupted if we lose their services.

Government regulation of healthcare creates risks and challenges with respect to our compliance efforts and our business strategies.

If we fail to comply with applicable healthcare and other governmental regulations, we could face substantial penalties, our business, financial condition and results of operations could be adversely affected, and we may be required to restructure our operations.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The market for our model and services is new, rapidly evolving, and increasingly competitive, as the healthcare industry in the United States is undergoing significant structural change and consolidation, which makes it difficult to forecast demand for our solutions.

The failure of our offerings to achieve and maintain market acceptance could result in us achieving revenue below our expectations, which could cause our business, financial condition, and results of operation to be materially and adversely affected.

If we are unable to expand our marketing infrastructure, we may fail to increase the usage of our platform to meet our forecasts.

If we are unable to successfully market to new customers and retain existing customers, or if evolving privacy, healthcare or other laws prevent or limit our marketing activities, our business, financial condition, and results of operations could be harmed.

Our limited operating history and evolving business make it difficult to evaluate our current business and future prospects and increases the risk of your investment.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to

strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Thrivelab Co.

California Corporation
Organized July 2020
14 employees
2719 S EL CAMINO REAL
SAN CLEMENTE, CA 92672 https://www.thrivelab.com/

Business Description

Refer to the Thrivelab profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Thrivelab is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.